Exhibit 11

ITT EDUCATIONAL SERVICES, INC.

COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

(In thousands, except per share data)

	Three Months Ended March 31,
	2004	2003

Net income	$9,026	$8,682

Shares:
Weighted average number of shares of common stock outstanding	45,608	45,014

Shares assumed issued (less shares assumed purchased for treasury) on stock options	1,155	1,028

Outstanding shares for diluted earnings per share calculation	46,763	46,042

Earnings per common share:
Basic	$0.20	$0.19
Diluted	$0.19	$0.19